UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number  1-6887

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank of Hawaii Retirement Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of Hawaii Corporation

130 Merchant Street

Honolulu, Hawaii 96813

REQUIRED INFORMATION

Listed below are the financial statements and exhibits filed as part of the annual report.

A.    Financial Statements

1.     Report of Independent Registered Public Accounting Firm

2.     Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003

3.     Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2004 and 2003

4.     Notes to Financial Statements

5.     Schedule of Assets (Held at End of Year)

B.    Exhibits

Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bank of Hawaii Retirement Savings Plan
(Name of Plan)

Date	: June 29, 2005	/s/ ALLAN R. LANDON
Allan R. Landon
Chairman of the Board,
Chief Executive Officer and President of Bank of Hawaii Corporation

/s/ RICHARD C. KEENE
Richard C. Keene
Vice Chairman and Chief Financial Officer of Bank of Hawaii Corporation

/s/ BRIAN T. STEWART
Brian T. Stewart
Executive Vice President and Controller of Bank of Hawaii Corporation

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

Bank of Hawaii Retirement Savings Plan

Years Ended December 31, 2004 and 2003

with Report of Independent Registered Public Accounting Firm

Bank of Hawaii Retirement Savings Plan

Audited Financial Statements
and Supplemental Schedule

Years Ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

The Board of Directors and

The Benefit Plans Committee of

Bank of Hawaii Corporation

Bank of Hawaii Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Bank of Hawaii Retirement Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) . Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/S/ ERNST & YOUNG LLP

Honolulu, Hawaii
June 24, 2005

Bank of Hawaii Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
	(dollars in thousands)
Assets
Investments, at Fair Value	$317,495	$290,987

Receivables:
Employer Contribution	6,767	7,060
Participant Contribution	—	290
Total Receivables	6,767	7,350
Net Assets Available for Benefits	$324,262	$298,337

See accompanying notes to Financial Statements.

Bank of Hawaii Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2004	2003
	(dollars in thousands)
Additions
Investment Income – Interest and Dividends	$10,157	$6,208
Net Appreciation in Fair Value of Investments	26,967	54,919

Contributions:
Participants	9,059	9,388
Employer	9,835	9,808
Participant Rollovers	268	168
Total Contributions	19,162	19,364

Transfer from California United Bank 401(k) Plan	—	3,185

Total Additions	56,286	83,676

Deductions
Distributions to Participants	(30,361)	(19,734)

Net Increase of Net Assets Available for Benefits	25,925	63,942
Net Assets Available for Benefits at Beginning of Year	298,337	234,395
Net Assets Available for Benefits at End of Year	$324,262	$298,337

See accompanying notes to Financial Statements.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan and Summary of Significant Accounting Policies

Description of the Plan

The following description of the Bank of Hawaii Retirement Savings Plan (the “Plan”), formerly known as the Bank of Hawaii Profit Sharing Plan, provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan for employees of Bank of Hawaii Corporation and certain of its subsidiaries (collectively “the Company”) who have fulfilled the Plan’s participation requirements. The Plan is subject to the reporting and disclosure, fiduciary, vesting, and administration and enforcement provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Benefit Plans Committee (the “Plan Administrator”), a sub-committee of the Company’s Board of Directors. All assets of the Plan are held in trust by Vanguard Fiduciary Trust Company, as trustee, and all benefits are provided by such trust fund.

On May 24, 2002, the Benefits Plan Committee on behalf of the Board of Directors of the Company approved a resolution to merge the Bank of Hawaii Money Purchase Plan (the “MPP”) into the Plan, effective June 30, 2002.

The unvested MPP balances that merged into the Plan on June 30, 2002, are maintained as a separate account and continue to have a five-year vesting period. Participants are fully vested in all other Plan assets allocated to their account. As of December 31, 2004, the cumulative forfeited unvested amount available to be used for future employer contributions is approximately $215,700.

On November 12, 2003, the Benefits Plan Committee on behalf of the Board of Directors of the Company approved a resolution to merge the California United Bank 401(k) Plan into the Plan effective December 1, 2003. The transfer of Plan assets was made subsequent to December 1, 2003 and the transfer is reported in the Statement of Changes in Net Assets Available for Benefits.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan and Summary of Significant Accounting Policies (continued)

Effective April 1, 1998, the portion of the Plan consisting of the Bank of Hawaii Corporation Stock Fund converted to an employee stock ownership plan (“ESOP”). As an ESOP, any cash dividends on Bank of Hawaii Corporation stock are passed through to the participants unless the participant elects against receiving the dividend in cash. The cash dividend on shares of Bank of Hawaii Corporation stock paid as a dividend pass-through is not treated as a distribution from the Plan, rather, it is accounted for as if the participant receiving the dividend was the direct owner of the shares of Bank of Hawaii Corporation stock. For participants electing not to receive the dividend pass-through, the dividend is allocated to the participant’s account as income and is invested in additional shares.

In the event that the Board of Directors terminates the Plan, each member’s interest in the Plan will remain fully vested and non-forfeitable. The Board of Directors may require all participants and beneficiaries to withdraw such amounts in cash, in kind, in any other form or any combination thereof, as it may determine in its sole discretion.

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Expenses

Fees paid to the Plan’s trustee and other administrative expenses incurred in connection with the operation of the Plan are paid by the Company. Brokerage commissions and other expenses incurred in connection with the purchase or sale of investments are paid by the Plan.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan and Summary of Significant Accounting Policies (continued)

Investments

Investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Units of the Vanguard Retirement Savings Trust are valued at net asset value at year end. Shares of Bank of Hawaii Corporation stock are valued at the quoted market price at year end.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

The net realized gain or loss on investments sold during the year and the unrealized gain or loss on investments held at year end are reflected in the Statements of Changes in Net Assets Available for Benefits as net appreciation (depreciation) in fair value of investments. The net realized gain and loss on investments sold is computed using the average cost method.

Contributions

Contributions from the Company and participants are accrued through December 31 in the Statements of Net Assets Available for Benefits.

Participating employees are allowed to contribute up to 50% of their eligible compensation (within federal limits) to the Plan. The Company makes matching contributions on behalf of members each calendar quarter equal to $1.25 for each $1.00 contributed by a member up to 2% of the member’s eligible compensation and $0.50 for every $1.00 contributed by participants over 2% up to 5% of the participant’s eligible compensation. In addition, all eligible members receive a pro rata annual 3% company fixed contribution based on employees’ eligible compensation and a discretionary value sharing contribution that is linked to the Company’s financial goals. These contributions are made regardless of whether the member contributes to the Plan and are invested in accordance with the member’s selection of investment options available under the Plan. Value sharing contributions for the years ended December 31, 2004 and 2003 were approximately $2,548,000 and $2,767,000, respectively. Total employer and employee contributions are limited to certain maximum annual amounts, including those imposed under the Internal Revenue Code.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan and Summary of Significant Accounting Policies (continued)

Benefit Payments

Benefits are recorded when paid.

Withdrawals are permitted for participants demonstrating immediate financial need.

Participants are allowed to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the current value of their account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms do not exceed 5 years unless the loan was used for the purchase of a primary residence. The loans are secured by the balance in the participant’s account or other security deemed to be sufficient by the Benefit Plans Committee and are made at a reasonable rate of interest. Principal and interest is repaid ratably into the participant’s account through payroll deductions. No withdrawals or loans are permitted from the Bank of Hawaii Corporation Stock Fund.

For termination of employment due to retirement (normal and early), disability or death, a member or their beneficiary is entitled to receive an allocation of the employer matching contribution for the calendar quarter in which the member terminated employment. A member is also entitled to a pro-rata allocation of the Company’s fixed and value sharing contributions for the calendar year in which the member terminated employment. Under these conditions, the member’s account is distributed as soon as practicable after the quarter-end and year-end allocations are made. However, the member may make an election to waive this allocation and receive an immediate distribution. For termination of employment prior to retirement (normal and early), disability or death, the member’s vested account will be distributed as soon as practicable. For all accounts under the Plan that exceed $5,000, a distribution can only be made if the member consents in writing to such a distribution. Members are entitled to receive the vested portion of their money purchase account in the form of a joint and survivor or life annuity, unless elected otherwise. Members may elect to waive distribution of benefits in such a manner and elect to receive distribution in the form of a single lump sum payment. In case of death, beneficiaries may elect to receive distributions as a lump sum or as an annuity contract. Participants may also elect to defer distributions.

In the event that a member terminates employment at a time when the member is not fully vested, the member forfeits the unvested portion of their money purchase account. However, under ERISA regulations, the forfeiture will be reinstated if the participant is re-employed with the Company within five years. Forfeitures for a calendar year are credited against employer contributions required for the calendar year.

2. Investments

During the years ended December 31, 2004 and 2003, the Plan’s investments appreciated in fair value as follows:

	Year ended December 31,
	2004	2003
	(dollars in thousands)

Mutual Funds	$12,539	$32,898
Common Stock	14,428	22,021
Net Appreciation in Fair Value of Investments	$26,967	$54,919

The fair value of individual investments representing 5% or more of the Plan’s net assets at December 31, 2004 and 2003 are as follows:

	December 31,
	2004	2003
	(dollars in thousands)

Bank of Hawaii Corporation Common Stock	$82,091	$75,296
Vanguard Windsor Fund	46,960	43,141
Vanguard Retirement Savings Trust	45,205	42,269
Vanguard 500 Index Fund	43,374	38,455
Vanguard Wellington Fund	42,586	38,150

The Vanguard Retirement Savings Trust is a collective trust investing in guaranteed investment contracts with selected insurance companies and commercial banks. The contract value of guaranteed investment contracts generally approximates fair value and represents initial deposits, plus contributions and interest, less benefit payments. The Vanguard Retirement Savings Trust allows for benefit responsive withdrawals by the Plan on behalf of members, at contract value, subject to certain market value adjustments. The fair value of the guaranteed investment contracts held by the Vanguard Retirement Savings Trust at December 31, 2004 and 2003 were approximately $45,205,000 and $42,269,000, respectively.

3. Transactions and Agreements with Parties-in-Interest

The Bank of Hawaii Corporation Stock Fund invests in the common stock of Bank of Hawaii Corporation.

The Pacific Capital Growth Stock Fund, Pacific Capital Growth & Income Fund, Pacific Capital New Asia Growth Fund, Pacific Capital Diversified Fixed Income Fund, Pacific Capital International Stock Fund, Pacific Capital Small Cap Fund, Pacific Capital Value Fund, and Pacific Capital Short Intermediate U.S. Government Securities Fund belong to a family of proprietary mutual funds managed by the Asset Management Group of Bank of Hawaii, a subsidiary of Bank of Hawaii Corporation.

The Vanguard Wellington Fund, Vanguard Windsor Fund, Vanguard 500 Index Fund, and Vanguard Short-Term Federal Fund are mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company. The Vanguard Retirement Savings Trust is a collective trust managed by an affiliate of Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company acts as trustee for the Plan’s investments.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 30, 2002, stating that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is “tax exempt.”

Supplemental Schedule

Bank of Hawaii Retirement Savings Plan

Employer ID Number: 99-0033900/Plan Number: 091203

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2004

Description	Number of Shares	Cost	Current Value
		(dollars in thousands)

Mutual Funds
Pacific Capital Diversified Fixed Income Fund	236,216	$2,663	$2,639
Pacific Capital Growth & Income Fund	665,173	8,946	8,601
Pacific Capital Growth Stock Fund	1,403,531	14,859	12,309
Pacific Capital International Stock Fund	273,301	2,340	2,416
Pacific Capital New Asia Growth Fund	507,087	5,348	7,079
Pacific Capital Short Intermediate U.S. Government Securities Fund	168,468	1,669	1,654
Pacific Capital Small Cap Fund	680,282	10,101	11,565
Pacific Capital Value Fund	143,420	1,174	1,342
Vanguard 500 Index Fund	388,517	37,757	43,374
Vanguard Short-Term Federal Fund	516,587	5,449	5,378
Vanguard Wellington Fund	1,410,603	36,324	42,586
Vanguard Windsor Fund	2,598,790	38,333	46,960
Total Mutual Funds	8,991,975	164,963	185,903

Collective Trust
Vanguard Retirement Savings Trust	45,205,463	45,205	45,205

Common Stock
Bank of Hawaii Corporation Common Stock *	1,616,815	25,907	82,091

Participant Loans
Participant Loans-Interest rates ranging from 3.51% to 8.65%	—	4,296	4,296
			$317,495

 All investments are with parties-in-interest to the Plan.

* Includes cash balance of $54